                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          AMERICA WEST AIRLINES, INC.
                             ----------------------
                                (NAME OF ISSUER)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                      CLASS B COMMON STOCK, $.01 PAR VALUE
                   WARRANTS TO PURCHASE CLASS B COMMON STOCK
                             ----------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   023650 302
                                   023650 203
                                   023650 112
                                -----------------
                                (CUSIP NUMBERS)

                            MARGUERITE R. KAHN, ESQ.
                       PAUL, HASTINGS, JANOFSKY & WALKER
                                399 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 318-6070

                 ---------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               NOVEMBER 17, 1995
                            ----------------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX / /.

         CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT / /.

                                  SCHEDULE 13D


CUSIP No.  023650 302, 023650 203, 023650 112
           -----------------------------------

________________________________________________________________________________
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       GPA Group plc


________________________________________________________________________________
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  /x/
         (b)  / /


________________________________________________________________________________
3.       SEC USE ONLY


________________________________________________________________________________
4.       SOURCE OF FUNDS

         00

________________________________________________________________________________
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         / /

________________________________________________________________________________
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         IRELAND


________________________________________________________________________________
                          7.  SOLE VOTING POWER

NUMBER OF                 CLASS A COMMON STOCK                               0
 SHARES                   CLASS B COMMON STOCK                               0
BENEFICIALLY              WARRANTS                                   1,384,615
OWNED BY EACH
EACH REPORTING
PERSON WITH
________________________________________________________________________________
                          8.  SHARED VOTING POWER

                          CLASS A COMMON STOCK                       1,200,000
                          CLASS B COMMON STOCK                      13,601,967
                          WARRANTS                                   4,897,538

________________________________________________________________________________
                          9. SOLE DISPOSITIVE POWER

                          CLASS A COMMON STOCK                               0
                          CLASS B COMMON STOCK                               0
                          WARRANTS                                   1,384,615

________________________________________________________________________________
                          10.  SHARED DISPOSITIVE POWER

                          CLASS A COMMON STOCK                               0
                          CLASS B COMMON STOCK                               0
                          WARRANTS                                           0


________________________________________________________________________________
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          CLASS A COMMON STOCK                       1,200,000
                          CLASS B COMMON STOCK                      13,601,967
                          WARRANTS                                   4,897,538


________________________________________________________________________________
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /X/


________________________________________________________________________________
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          CLASS A COMMON STOCK                      100.0%
                          CLASS B COMMON STOCK                       27.8%
                          WARRANTS                                   47.2%


________________________________________________________________________________
14.      TYPE OF REPORTING PERSON

         CO

                                AMENDMENT NO. 1
                                       TO
                             SCHEDULE 13D STATEMENT


         The information contained in this Amendment No. 1 to the Schedule 13D Statement is filed by GPA Group plc ("GPA"), pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, in connection with the sale by GPA of 900,000 shares of the Class B Common Stock of America West Airlines, Inc. This Amendment No. 1 supplements and amends information contained in Items 2, 4, 5 and 6, as well as adds Exhibits filed pursuant to Item 7, of the Schedule 13D Statement (which was filed by GPA on September 6, 1994). Except as otherwise defined herein, all capitalized terms used in this Amendment No. 1 have the meanings stated in the
Schedule 13D Statement.

Item 2.  Identity and Background.

         Item 2 is hereby amended by revising Schedule A (incorporated by reference in Item 2) to (i) change the reference to "Ireland" in the residence address of Michael Davies to a reference to "England", (ii) include the house name "Crannog" in the residence address of Maurice Foley, and (iii) add the following information with respect to the following individual who became a director of GPA on February 7, 1995:

         8.      Name:

                 Craig McKinney

                 Business Address:

                 Woodchester Investments p.l.c.
                 Woodchester House
                 Golden Lane
                 Dublin 8
                 Ireland

                 Present Occupation:

                 Chairman and Company Director of Woodchester Investments p.l.c. and various other companies

                 Citizenship:

                 British


Item 4.  Purpose of Transaction.

         Item 4 is amended by changing the first and second paragraphs thereof to read in their entirety as follows:

                 GPA acquired the Class B Common initially held by GPA and the Warrants held by GPA for general investment purposes.

                 GPA intends to review continuously its equity position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, GPA may determine to increase or decrease its equity interest in the Company by acquiring shares of Class A Common or Class B Common or additional Warrants or by disposing of all or a portion of its holdings of Class A Common, Class B Common or Warrants, subject to any applicable legal restrictions on its ability to do so.

Item 5.  Interest in Securities of the Issuer.

         Items 5(a), (b) and (c) are amended to read in their entirety as follows:

                 (a) - (b)   As of the date of Amendment No. 1, GPA has the
         sole power to vote and dispose of 1,384,615 Warrants. The Warrants entitle holders to purchase one share of the Class B Common at a price of $12.74 per share. The Warrants held by GPA represent approximately 13.3% of the 10,383,571 Warrants outstanding as of September 30, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common held by GPA (following such exercise) represents approximately 3.05% of the 45,351,993 shares of Class B Common which would be assumed to be outstanding upon such exercise (and consisting of the 43,967,378 shares of Class B Common outstanding as of September 30, 1995, based on information provided by the Company, plus the 1,384,615 shares of Class B Common issued upon such exercise).

                 As set forth in Item 6, GPA has certain understandings and agreements regarding the voting of the securities of the Company held by it with TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("TPG Parallel"), Air Partners II, L.P. ("Air Partners II"), Continental Airlines, Inc., a Delaware corporation ("Continental") and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). (Collectively, TPG, TPG Parallel and Air Partners II are herein called the "TPG Parties".) As a result of these agreements and understandings, each of GPA, the TPG Parties, Continental and Mesa comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and such group is deemed to beneficially own the securities of the Company owned by each of such persons. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of the TPG Parties, Continental and Mesa is contained in separate Schedules 13D filed by each of the TPG Parties, Continental and Mesa. On the basis of information contained in such Schedules 13D, as a group, such parties are deemed to beneficially own 1,200,000 shares of Class A Common, 8,704,429 shares of Class B Common, and 4,897,538 Warrants. The aggregate amount of Class A Common deemed to be beneficially owned by such group represents 100% of the 1,200,000 shares of Class A Common outstanding as of September 30, 1995, based on information provided by the Company. The aggregate amount of Class B Common deemed to be beneficially owned by such group represents approximately 19.8% of the 43,967,378 shares of Class B Common outstanding as of September 30, 1995, based on information provided by the Company. The aggregate amount of Warrants deemed to be beneficially owned by such group represents approximately 47.2% of the 10,383,571 Warrants outstanding as of September 30, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants deemed to be beneficially owned by such group represents approximately 27.8% of the 48,864,916 shares of Class B Common which would be assumed to be outstanding upon such exercise.

                 Except as set forth above in this Item or in Item 6, neither GPA nor, to the best knowledge of GPA, any of the directors or executive officers of GPA (named on Schedule A to this Statement) has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common or Class B Common, or of any Warrants.

                 (c) On November 14, 1995, GPA sold 900,000 shares of Class B Common to Salomon Brothers Inc at a price of $16.51 per share. The sale was effected by means of a block trade on the New York Stock Exchange and was covered by the Plan of Distribution described in the Prospectus dated November 13, 1995 forming part of the Company's Registration Statement on Form S-1, as such Prospectus is supplemented by the Prospectus Supplement dated November 16, 1995. The settlement date for the trade was November 17, 1995.

                 On December 31, 1994 and May 3, 1995, John F. Tierney, a director of GPA (who is also a director of the Company), was automatically granted options to purchase an aggregate of 6,000 shares of the Class B Common pursuant to the terms of the Company's 1994 Incentive Equity Plan. GPA disclaims beneficial ownership of the shares of the Class B Common that are subject to such options.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         The information contained in Item 6 is supplemented by the following:

                 Pursuant to the Stockholders' Agreement and the GPA Voting Agreement, the parties to such agreements are obligated to vote for a director of the Company designated by GPA for so long as (during the period such agreements remain in effect) GPA shall own at least two percent of the voting equity securities of the Company "(on a fully diluted basis)" provided that such director is reasonably acceptable to designated assignees of AmWest. Pursuant to Amendment No. 1 to the Stockholders' Agreement dated as of September 6, 1994 and Amendment No. 1 to the GPA Voting Agreement dated as of September 6, 1994 (being added as Exhibits pursuant to Item 7), the parenthetical "on a fully diluted basis" was defined to mean that the percentage of voting equity securities modified by such parenthetical shall be made (i) as if the 10,384,615 Warrants issued upon consummation of the Plan shall have been exercised for 10,384,615 shares of Class B Common as of the date of such determination, and (ii) excluding from such determination the potential dilutive effect of certain warrants, options or rights issued subsequent to confirmation of the Plan. Accordingly, notwithstanding the sale by GPA of 900,000 shares of the Class B Common reported pursuant to Item 5, the parties to the Stockholders' Agreement and the GPA Voting Agreement are obligated, as of the date of Amendment No. 1 and on the basis of GPA's holding of voting equity securities of the Company as of such date, to vote for a director of the Company designated by GPA provided such director is reasonably acceptable to designated assignees of AmWest.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -- Registration Rights Agreement

Exhibit 2 -- Stockholders' Agreement

Exhibit 3 -- GPA Voting Agreement

Exhibit 4 -- Amendment No. 1 to Stockholders' Agreement*

Exhibit 5 -- Amendment No. 1 to GPA Voting Agreement*





                           [SIGNATURE PAGE FOLLOWS.]





________________________________________

*        Filed with Amendment No. 1 to Schedule 13D Statement.

                                   SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                           GPA Group plc



                                           By: /s/ Patrick H. Blaney
                                               ---------------------------
                                                  Patrick H. Blaney
                                               Chief Executive Officer




Dated:   November 21, 1994

                                EXHIBIT INDEX
                                -------------

        Exhibit No.                Description
        -----------                -----------

         Exhibit 1        Registration Rights Agreement

         Exhibit 2        Stockholders' Agreement

         Exhibit 3        GPA Voting Agreement

         Exhibit 4        Amendment No. 1 to Stockholders' Agreement*

         Exhibit 5        Amendment No. 1 to GPA Voting Agreement*








________________________________________

*        Filed with Amendment No. 1 to Schedule 13D Statement.